because without it, other values cannot be achieved," she said.

A HAPPY ACCIDENT

A medical laboratory specialist in the Army and after she separated, Richburg said she started her company "by accident."

"We were on vacation and met a couple selling their sauces and purchased a distributorship from them. We had some quality issues with their product and developed our own sauces manufacturing under our standards," she said.

Richburg started the company and operates it with her fiancé, Mike Roberson.

Like most small businesses, Richburg worried about adequate funding, transportation and logistics, but landing a deal with Whole Foods in several states was a big milestone for the young company.

"We followed the on-boarding instructions and gave them everything they asked for. This includes not having any ingredients from the 'barred' list and being VERY persistent," Richburg said.

It's her goal to eventually enter all Whole Foods markets. Right now they have two hot sauces, "Land of the Free" (Chipotle hot sauce), and "Home of the Not So Brave but still Slightly Adventurous" (Cayenne Hot sauce), that are sold exclusively in Whole Foods markets.

"We use 100 percent of the profits to help veterans," Richburg said. "Whole Foods gave us the chance to sell the product there and sales have been going good enough that we were able to onboard six more products."

GIVING BACK

The former Army medical laboratory technician has also not forgotten her fellow veterans.

Richburg helped develop the "Tiny Homes for Big Heroes Project," a local organization that assists the homeless. Working in tandem with the Chatham Savannah Authority for the Homeless, they help with site clean-up, and part of the profits from the sale of their sauces and salsas goes toward tiny home development for the homeless in Savannah.

"We are also planning a cookbook with chefs known around the country, including local chefs - they are going to make dishes using our sauces. The profits from the sales of the cookbook will go to building tiny homes for veterans in the local area, and replicate like projects around the country," she said.

It is Richburg's hope that they will be able to assist veterans across the U.S.

"It is my ambition to build developments across our great nation to help my fellow veterans who have fallen on hard times. I never realized how big a problem this was in the veteran community and as a whole," she said.


Couple's cool hot sauce flavors, such as bacon ketchup, aim to help veterans
Savannah Morning News
SUNDAY
Business in Savannah, 1C
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"We were on vacation and met a couple selling their sauces and purchased a distributorship from them. We had some quality issues with their product and developed our own sauces manufacturing under our standards."



TRACEY RICHBURG

Military Service:
United States Army 2001-2006, Specialist (E-4)

Military Occupation:
Medical Laboratory Specialist

SAVANNAH SAUCE COMPANY

Year Founded: 2014

Headquarters:
Savannah, Ga.

Company Website:
savannahsaucecompany.com


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Savannah Sauce Co.
Savannah, Georgia
LOCAL
WHOLE FOODS